# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Arbe Robotics Ltd., CIK 0001861841
CUSIP: M1R95N100
Title of class of securities: ORDINARY SHARES, NIS 0.000216 PAR VALUE PER SHARE
Address of issuer's principal executive offices: 107 HaHashmonaim St., Tel Aviv-Yafo, Israel (L3), 0000
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001890776

## Reporting persons
- Canaan Partners Israel (CPI) (Cayman) L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Canaan Partners Israel (CPI) GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Canaan Partners Israel (A.G.P) 1 Ltd: type of reporting person: other (OO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Ehud M. Levy: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Arbe Robotics Ltd.
Address of issuer's principal executive offices: HaHashmonaim St. 107, Tel Aviv-Yafo, Israel

## Item 2. Person Filing
Name of person filing:
(i) Canaan Partners Israel (CPI) (Cayman) L.P., a Cayman Islands limited partnership (the "Canaan Partners Israel Fund");
(ii) Canaan Partners Israel (CPI) GP, L.P., a Cayman Islands limited partnership ("Canaan (CPI) GP LP");
(iii) Canaan Partners Israel (A.G.P) 1 Ltd, an Israeli limited liability company ("Canaan AGP 1"); and
(iv) Ehud M. Levy, a citizen of Israel ("Mr. Levy").
Address of principal business office or, if none, residence: The address of the principal business office of each of the reporting persons is c/o Ehud Levy, 47 Yehuda Hanasi St., Apt. 83, Tel Aviv, Israel 6939109.
Citizenship: See Item 2(a) above.

## Item 4. Ownership
Amount beneficially owned:
(i) Canaan Partners Israel Fund no longer beneficially owns any Ordinary Shares as of March 31, 2026.
(ii) Canaan (CPI) GP LP is the general partner of Canaan Partners Israel Fund and no longer beneficially owns any Ordinary Shares as of March 31, 2026.
(iii) Canaan AGP 1 is the general partner of Canaan (CPI) GP LP and no longer beneficially owns any Ordinary Shares as of March 31, 2026.
(iv) Mr. Levy is the control person of Canaan AGP 1 and no longer beneficially owns any Ordinary Shares as of March 31, 2026.
Percent of class: 0.00%
Sole power to vote or to direct the vote:
(1) Canaan Partners Israel (CPI) (Cayman) L.P.: 0 Ordinary Shares;
(2) Canaan Partners Israel (CPI) GP, L.P.: 0 Ordinary Shares;
(3) Canaan Partners Israel (A.G.P) 1 Ltd: 0 Ordinary Shares; and
(4) Ehud M. Levy: 0 Ordinary Shares.
Shared power to vote or to direct the vote: None
Sole power to dispose or to direct the disposition:
(1) Canaan Partners Israel (CPI) (Cayman) L.P.: 0 Ordinary Shares;
(2) Canaan Partners Israel (CPI) GP, L.P.: 0 Ordinary Shares;
(3) Canaan Partners Israel (A.G.P) 1 Ltd: 0 Ordinary Shares; and
(4) Ehud M. Levy: 0 Ordinary Shares.
Shared power to dispose or to direct the disposition: None

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Canaan Partners Israel (CPI) (Cayman) L.P.: /s/ Ehud M. Levy, Ehud M. Levy, Director of the general partner of the general partner (04/28/2026)
- Canaan Partners Israel (CPI) GP, L.P.: /s/ Ehud M. Levy, Ehud M. Levy, Director of Canaan Partners Israel (A.G.P) 1 Ltd, its general partner (04/28/2026)
- Canaan Partners Israel (A.G.P) 1 Ltd: /s/ Ehud M. Levy, Ehud M. Levy, Director (04/28/2026)
- Ehud M. Levy: /s/ Ehud M. Levy, Ehud M. Levy (04/28/2026)